UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AKEENA SOLAR, INC. (Exact name of registrant as specified in its charter)
Delaware (State of incorporation or organization)	20-5132054 (I.R.S. Employer Identification No.)

16005 Los Gatos Blvd. Los Gatos, California (Address of principal executive offices)	95032 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.

Common Stock

This registration statement relates to the common stock, par value $0.001 per share (the ‘‘Common Stock’’), of Akeena Solar, Inc. (the ‘‘Registrant’’). The holders of Common Stock are entitled to one vote per share. The Registrant’s Certificate of Incorporation does not provide for cumulative voting. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Registrant’s Board of Directors out of legally available funds; however, the current policy of the Registrant’s Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Registrant’s Board of Directors and issued in the future.

Anti-Takeover Effect of Delaware Law, Certain Charter and By-Law Provisions

The Registrant’s Certificate of Incorporation and By-laws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of the Registrant. These provisions have the following effects:

•	they provide that special meetings of stockholders may be called only by a resolution adopted by a majority of the Registrant’s Board of Directors;

•
they provide that only business brought before an annual meeting by the Registrant’s Board of Directors or by a stockholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of stockholders;

•	they provide for advance notice of specified stockholder actions, such as the nomination of directors and stockholder proposals;

•
they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the Registrant’s Board of Directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of the Registrant; and

•
they allow the Registrant to issue, without stockholder approval, up to 1,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of the Registrant’s Common Stock. In some circumstances, this issuance could have the effect of decreasing the market price of the Registrant’s Common Stock, as well.

The Registrant is subject to the provisions of Section 203 of the Delaware General Corporation Law (the ‘‘DGCL’’), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a ‘‘business combination’’ with an ‘‘interested stockholder’’ for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a ‘‘business combination’’ includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an ‘‘interested stockholder’’ is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of the voting stock of a corporation.

Indemnification of Directors and Officers

Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware, as the Registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

The Registrant’s Certificate of Incorporation and By-laws provide that the Registrant will indemnify its directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by the Registrant’s stockholders will be prospective only and will not adversely affect any limitation on the liability of any of the Registrant’s directors or officers existing as of the time of such repeal or modification.

The Registrant is also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), may be permitted to the Registrant’s directors, officers and persons controlling it, the Registrant has been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable

Item 2. Exhibits.

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AKEENA SOLAR, INC.
Date: September 21, 2007
	By:	/s/ Barry Cinnamon
Barry Cinnamon
Chief Executive Officer